April 1, 2026

Ofer Haviv
Chief Executive Officer
Evogene Ltd.
13 Gad Feinstein Street, Park Rehovot
Rehovot 7638517, Israel

       Re: Evogene Ltd.
           Registration Statement on Form F-3
           Filed March 26, 2026
           File No. 333-294650
Dear Ofer Haviv:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas O'Leary at 202-551-4451 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and Services
cc:    Jonathan Nathan